UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number:  001-01011

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

(Full title of the Plan)

CVS CAREMARK CORPORATION

(Name of issuer of the securities held pursuant to the plan)

One CVS Drive

Woonsocket, RI 02895

(Address of principal executive offices of issuer)

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

YEARS ENDED DECEMBER 31, 2011 AND 2010

Report of Independent Registered Public Accounting Firm

The Administrative Subcommittee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Caremark Corporation and Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 22, 2012

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value (Note 3):
Cash	$6,975	$9,742,342
Common collective trust funds (Note 2 (d))	913,306,344	788,193,027
Guaranteed investment contracts (Note 2 (d))	242,024,341	308,871,889
Mutual funds (Note 2 (d))	2,265,957,471	2,160,422,545
Common stock (Note 2 (d))	1,282,542,340	1,319,512,127
Total investments	4,703,837,471	4,586,741,930
Receivables:
Interest and dividends (Note 2 (i))	2,218,050	2,080,838
Employer contributions (Note 1 (c))	5,420,068	43,031,787
Employee contributions (Note 1 (c))	—	6,364,320
Notes receivable from participants (Note 4)	140,201,458	137,887,485
Total receivables	147,839,576	189,364,430

Total assets at fair value	4,851,677,047	4,776,106,360

Liabilities:
Accrued expenses and other liabilities	5,194,428	406,405

Total liabilities	5,194,428	406,405

Net assets available for benefits at fair value	4,846,482,619	4,775,699,955

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(17,196,233)	(20,933,427)

Net assets available for benefits	$4,829,286,386	$4,754,766,528

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Investment activity:
Interest and dividend income (Note 2 (i))	$98,722,028	$101,303,645
Transfer into (out of) plan assets (Note 1 (a))	38,590	(2,721,793)
Realized and unrealized gains (losses) (Notes 3 and 5)	(17,793,408)	353,061,073
Total investment activity	80,967,210	451,642,925

Contributions:
Employer contributions (Note 1 (c))	155,561,178	155,731,506
Employee contributions (Note 1 (c))	257,695,309	259,633,846
Rollovers	8,344,706	12,437,643
Total contributions	421,601,193	427,802,995

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (e))	415,032,107	307,443,630
Administrative expenses (Note 1 (g))	13,016,438	11,960,636
Total deductions	428,048,545	319,404,266

Net increase in net assets for the year	74,519,858	560,041,654

Net assets beginning of the year	4,754,766,528	4,194,724,874

Net assets end of the year	$4,829,286,386	$4,754,766,528

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

Years Ended December 31, 2011 and 2010

Note 1 - Plan Description

The following description of the 401(k) Plan and the Employee Stock Ownership Plan (the “ESOP”) of CVS Caremark Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)                  Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Caremark Corporation (“CVS Caremark” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed a plan administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Benefit Plans Committee and the Administrator. Effective January 2010, the Benefits Plans Committee further named an Administrative Subcommittee and an Investment Subcommittee and delegated certain fiduciary duties to each of the Committees.

The Plan was established as of January 1, 1989.

Effective April 10, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into the Plan, and the plan name was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 10, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan.

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended, Caremark Rx, Inc. (“Caremark”) was merged into a newly formed subsidiary of CVS Caremark Corporation (“CVS”) with the CVS subsidiary continuing as the surviving entity (the “Caremark Merger”). Subsequently, the name of this plan was changed from The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies. The Plan has not been amended to allow for participation by Caremark employees and as such, the financial statements herein do not reflect any consolidation of benefits as provided to employees by Caremark at the time of the Caremark Merger.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

Effective January 1, 2010, CVS Caremark developed the Intercompany Voluntary Transfer Program, allowing employees who experienced a bona fide transfer within the Company’s control group the opportunity to voluntarily transfer their 401(k) assets from their prior business unit’s plan to the 401(k) plan sponsored by their current business unit. This offering is made twice a year to eligible employees. In 2011, this resulted in a transfer of assets out of the Plan of $660,327 and transfer of assets into the Plan of $698,917, for a net effect of $38,590 while in 2010, this resulted in a transfer of assets out of the Plan of $3,181,719 and transfer of assets into the Plan of $459,926, for a net effect of ($2,721,793).

(b)                      Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•                The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee;

•                Completion of 12 months of service beginning on the employee’s hire date with at least 1,000 hours worked; or

•                Completion of at least 1,000 hours of service in the course of one calendar year.

Employees referred to above are defined as regular employees of the Company other than:

•      A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•                 An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•                A leased employee (as defined in the Internal Revenue Code);

•                 A temporary employee (as determined by the Company); or

•                 An independent contractor or consultant (as defined by the Company).

(c)                       Contributions

Participants may elect to have the Company contribute to their accounts from 1% to 85% of the compensation that would otherwise be due to them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 85% of annual compensation or the maximum allowed by the Internal Revenue Code (the “Code”); whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $16,500 for 2011 and 2010.

On a quarterly basis, the Company matches in cash 100% up to 5% of eligible pre-tax compensation contributed.

All employees at least age 50 that contribute the maximum amount to the Plan are permitted to make additional pre-tax catch-up contributions. Catch-up contributions may be made up to an additional $5,500 for 2011 and 2010.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

(d)                      Participant’s Account

Each participant’s account is credited with an allocable share of their selected Plan’s investments and any unrealized appreciation or depreciation and interest and dividends of those investments.

(e)                       Vesting

Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in Note 1(c).

(f)                         Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years.

(g)                      Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2011 and 2010. Trustee’s fees were paid by the Plan for 2011 and 2010.

(h)                      Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited at the earlier of distribution or five years from the date of termination. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS Caremark contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS Caremark shall contribute the balance required for that purpose.

Cash forfeitures for 2011 and 2010 were $239,693 and $288,931, respectively. Cash forfeitures restored to participants upon resumption of employment for 2011 and 2010 were $8,423 and $1,720, respectively. The remainder of the forfeitures for each year was applied to the administrative expenses of the plan and to reduce the CVS Caremark contribution.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

(i)                         Investment Options

Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment options offered by the plan. Participants may modify investment elections daily thereafter. The Plan’s investments are comprised of guaranteed insurance contracts, securities of CVS Caremark and securities of unaffiliated issuers. The securities in unaffiliated issuers include marketable mutual funds and separately managed funds, comprised of marketable securities. The following is a brief explanation of each fund’s investment objectives:

Aggressive Lifestyle Fund

The fund invests in other Future Fund investment options as follows: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, and U.S. Bond Index Fund. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, and the Russell 2000 Index.

Conservative Lifestyle Fund

The fund invests in the following Future Fund investment options: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. This fund has the following composite benchmarks: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, 3-Year U.S. Treasury Index, Russell 2000 Index, and the MSCI EAFE Index.

Core Equity Fund

The Institutional Vanguard Index Fund seeks to replicate the total return of the Standard & Poors (“S&P”) 500 Composite Stock Index (“S&P 500”) by investing in stocks that make up the index. The S&P 500 Index consists mainly of large companies and represents approximately 75% of the U.S. stock market value.

CVS Caremark Common Stock Fund

CVS Caremark Common Stock Fund seeks long-term growth and dividend income by purchasing shares of CVS Caremark common stock.

Diversified Bond Fund

The PIMCO Total Return Institutional Class Fund is a core bond fund that seeks to outperform the Barclays Capital Aggregate Bond Index. Investments may include government and corporate debt securities, mortgage and other asset-backed securities, money market instruments, and derivatives.

Global Equity Fund

The American Funds-New Perspective Fund seeks long-term growth of capital by investing in a variety of foreign and domestic companies. The fund tries to outperform the MSCI World Index, which measures the performance of U.S. and international stock markets.

Growth and Income Fund

This fund is managed by J&W Seligman, Mellon Capital Management and Barrow, Hanley, Mewhinney & Strauss. This blended fund seeks long-term growth of capital and dividend income through participation in the stock market. This fund invests primarily in the common stock of U.S.-based, well-established, medium- to large-sized companies. This blended fund is benchmarked by the Russell 1000 Value Index (“RVI”).

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

Inflation-Protected Fund

The Vanguard Inflation-Protected Securities Fund Admiral Shares seeks to provide modest income and protection from inflation. This fund invests primarily in high-quality inflation-indexed bonds issued by the U.S. government and corporations.

International Equity Fund

The Templeton Foreign Equity Series-Primary Shares Fund seeks long-term growth of capital through participation in stock markets outside the United States. The fund invests mainly in the common stock of companies based in more developed countries, but may also include investments in developing countries. It is benchmarked by the Morgan Stanley Capital International (“MSCI”) Europe, Australasia, and Far East (“EAFE”) Index.

International Equity Index Fund

The Vanguard Developed Markets Index Fund seeks to replicate the total return of the MSCI EAFE Index by investing in the institutional shares of two other Vanguard funds — the Vanguard European Stock Index Fund and Vanguard Pacific Stock Index Fund. These indexes include common stock of approximately 1,140 companies located in Europe, Australia, Asia and the Far East.

Large Cap Growth Fund

This fund seeks long-term growth of capital through participation in the stock market. Investment advisory services are provided by Columbus Circle. The fund invests primarily in the common stock of established large companies that are based in the United States and that represent industries expected to out-perform the stock market as a whole. This fund is benchmarked by the Russell 1000 Growth Index and the S&P 500.

Mid Cap Index Fund

The Vanguard Mid Cap Index Fund seeks to replicate the total return of the MSCI US Mid Cap 450 Index by investing in the stocks that make up the index. The MSCI US Mid Cap 450 Index consists of medium-size U.S. companies.

Moderate Lifestyle Fund

The fund invests in other Future Fund investment options as follows: Small Cap Growth, Small Cap Value, International Equity, Large Cap Growth, Core Equity, Growth & Income, Diversified Bond, U.S. Bond Index Fund, and Stable Value Fund. The composite benchmark has been determined as follows: Russell 1000 Index, Barclays Capital Aggregate Bond Index, S&P 500 Index, MSCI EAFE Index, Russell 2000 Index, and the 3-Year U.S. Treasury Index.

Small Cap Growth Fund

The Vanguard® Explorer™ Fund Admiral™ Shares seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies, making it a high-risk investment with potential for large rewards. This fund is benchmarked by the Russell 2500 Growth Index.

Small Cap Index Fund

The Vanguard Small Cap Index Fund seeks to replicate the total return of the MSCI US Small Cap 1750 Index by investing in the stocks that make up the index. The MSCI US Small Cap 1750 Index consists of smaller U.S. companies.

Small Cap Value Fund

This fund is managed by Dimensional Fund Advisors and Lord, Abbett & Co. This blended fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

Stable Value Fund

This fund is managed by Galliard Capital Management and seeks to preserve capital while generating a steady rate of return higher than money market funds provide. The fund’s investments consist of cash, highly rated insurance company contracts (guaranteed investment contracts (“GICs”)), other bond investments, and a commingled fund managed by Galliard Capital Management that is further diversified by manager and security type.

U.S. Bond Index Fund

The Vanguard Total Bond Market Index Fund Institutional Shares seeks to replicate the total return of Barclays Capital U.S. Aggregate Float Adjusted Index by investing in bonds that make up that index.

Note 2 - Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The net assets available for 401(k) Plan and ESOP benefits, on an accrual basis, according to the accounts of employees with rights to allocated stock are reflected in the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010.

(b)                      Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 expanded the required disclosures about fair value measurements by requiring (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) expanded fair value measurement disclosures for each class of assets and liabilities, and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. ASU 2010-06 was effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which was effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

(c)                       Recent Accounting Pronouncement Not Yet Effective

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, (“ASC 820”) to converge the fair value measurement guidance in U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect the provisions of ASU 2011-04 will have on the Plan’s financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

(d)                      Investment Valuation

The value of the investments held at December 31, 2011 and 2010 is based on their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. CVS Caremark common stock and common stock owned directly in the Small Cap Value Fund, Growth and Income Fund, and the Large Cap Growth Fund, separately managed funds, are valued based upon quoted market prices.

The fair value of the Plan’s common collective trust funds represents the net asset value of the underlying investments.

The Plan invests in fully benefit-responsive GICs. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(e)                       Benefits Paid

Distribution of benefits are recorded when paid.

(f)                         Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g)                      Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(h)                      Purchase and Sale of Securities

Purchases and sales of securities are made on a trade-date basis.

(i)                         Investment Income

Dividend and interest income is recorded when earned.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

Note 3 - Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of the input that is significant to the measurement of fair value. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy consist of the following:

•                  Level 1 — Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•                  Level 2 — Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•                  Level 3 — Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common collective trust funds: Valued at the net asset value (“NAV”) as permitted by practical expedient and reported by the respective funds at each valuation date. The use of NAV is deemed appropriate as these types of investments do not have finite lives or significant restrictions on redemptions.

GICs: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations, and adjusting for the credit-worthiness of the issuer, if necessary.

Mutual funds: Valued at the NAV of shares held by the plan at year end which are reported on an active market.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

The market value of CVS Caremark Common Stock was $40.78 and $34.77 per share at December 31, 2011 and 2010, respectively.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

		Investments at estimated fair value at December 31, 2011
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Cash	$6,975	$—	$—	$6,975
Common collective trust funds	—	913,306,344	—	913,306,344
Guaranteed investment contracts	—	—	242,024,341	242,024,341
Mutual funds:
Small cap equity	255,457,943	—	—	255,457,943
Mid cap equity	145,217,333	—	—	145,217,333
Large cap equity	587,992,559	—	—	587,992,559
International	684,264,867	—	—	684,264,867
Bond	593,024,769	—	—	593,024,769
Total mutual funds	2,265,957,471	—	—	2,265,957,471
Common stock:
Small Cap Equity	79,862,993	—	—	79,862,993
Large Cap Equity	577,101,913	—	—	577,101,913
CVS Caremark Common Stock Fund	625,577,434	—	—	625,577,434
Total common stock	1,282,542,340	—	—	1,282,542,340
Total investments	$3,548,506,786	$913,306,344	$242,024,341	$4,703,837,471

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

		Investments at estimated fair value at December 31, 2010
	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total

Cash	$9,742,342	$—	$—	$9,742,342

Common collective trust funds	—	788,193,027	—	788,193,027
Guaranteed investment contracts	—	—	308,871,889	308,871,889
Mutual funds:
Small cap equity	267,217,460	—	—	267,217,460
Mid cap equity	114,578,874	—	—	114,578,874
Large cap equity	548,432,281	—	—	548,432,281
International	702,660,573	—	—	702,660,573
Bond	527,533,357	—	—	527,533,357
Total mutual funds	2,160,422,545	—	—	2,160,422,545
Common stock:
Small Cap Equity	621,263,446	—	—	621,263,446
Large Cap Equity	92,528,091	—	—	92,528,091
CVS Caremark Common Stock Fund	605,720,590	—	—	605,720,590
Total common stock	1,319,512,127	—	—	1,319,512,127

Total investments	$3,489,677,014	$788,193,027	$308,871,889	$4,586,741,930

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2011 and 2010.

	Level 3 Assets — GICs Year Ended December 31,
	2011	2010
Balance, beginning of year	$308,871,889	$404,730,290
Unrealized losses relating to instruments still held at the reporting date	(39,046,209)	(40,143,584)
Purchases	50,851,975	—
Sales	(78,653,314)	(55,714,817)
Balance, end of year	$242,024,341	$308,871,889

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

Note 4 — Notes Receivable from Participants

Participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan. Participants may have two loans outstanding at any time. Interest on loans is equal to the Prime Rate as of the prior month end plus 1%.

Note 5 - Investment Policy

At December 31, 2011 and 2010, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in Note 1(i) based on employees’ elections. The investment options are recommended by an independent investment consultant and approved by the Benefit Plans Investment Subcommittee. Employee contributions that are waiting to be processed are temporarily invested in a common collective trust fund. This common collective trust fund is also used to account for and administer notes receivable from participants. The note repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

During 2011 and 2010, the Plan’s investments, including investments purchased, sold, as well as held during the year appreciated (depreciated) in fair value as follows:

Asset Category	2011	2010

Common collective trust funds	$9,602,151	$4,747,826
Mutual funds	(111,943,237)	214,753,616
Common stock	84,547,678	133,559,631
	$(17,793,408)	$353,061,073

Note 6 - Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

Note 7 - Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 17, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended and restated. The plan sponsor has submitted a request for a new determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

Accounting principles generally accepted in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 8 - Transactions with Parties-In-Interest

Certain Plan investments are investment funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$4,829,286,386	$4,754,766,528
Adjustment from fair value to contract value for fully benefit responsive investment contracts	17,196,233	20,933,427
Net assets available for benefits per the Form 5500	$4,846,482,619	$4,775,699,955

Note 10 - Investments

The following table presents investments of the Plan at fair value that represent 5% or more of the total fair value of the Plan’s assets.

	2011	2010

CVS Caremark Corporation Common Stock	$627,078,138	$606,920,155
Vanguard Institutional Index Fund	587,992,560	548,432,281
EB Temporary Investment Fund II	504,005,372	541,932,540
PIMCO Total Return Institutional Class Fund	333,854,687	336,902,577
Vanguard Developed Markets Index Fund Institutional Shares	271,010,562	242,364,541
Templeton Foreign Equity Series-Primary Shares Fund	250,145,175	278,649,571

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements (Continued)

Years Ended December 31, 2011 and 2010

Note 11 — Guaranteed Investment Contracts

The Plan invests in fully benefit-responsive GICs. The issuer maintains the contributions in a general account. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is fixed at the time the contract is entered into with the issuer and does not reset. For the year ended December 31, 2011 and 2010, the average yield of the GIC based upon underlying earnings and credited to participant accounts was 2.0% and 2.2%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the GIC issuers. Such events may include (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. Contract termination also may occur by either party upon election and notice. As GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Supplemental Schedule

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

	Par value/
	number of				Current
Fund	shares		Identity of issue	Description	value**

International Equity Fund	14,679,881		Templeton Foreign Equity Series-Primary Shares Fund	Mutual Fund	$250,145,175

Core Equity Fund	5,110,757		Vanguard Institutional Index Fund	Mutual Fund	587,992,560

Small Cap Growth Fund	1,721,555		Vanguard Explorer Fund	Mutual Fund	114,414,564

Small Cap Index Fund	1,784,903		Vanguard Small Cap Index Fund	Mutual Fund	59,597,899

Mid Cap Index Fund	1,495,390		Vanguard Mid Cap Index Fund	Mutual Fund	145,217,333

International Equity Index Fund	3,088,791		Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	271,010,562

U.S. Bond Index Fund	21,388,346		Vanguard Total Bond Market Index Fund	Mutual Fund	235,271,801

Inflation-Protected Bond Fund	2,116,765		Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	23,898,282

Diversified Bond Fund	30,713,403		PIMCO Total Return Institutional Class Fund	Mutual Fund	333,854,687

Global Equity Fund	6,244,607		American Funds-New Perspective Fund	Mutual Fund	163,109,127

CVS Caremark Common Stock Fund	15,340,300	*	CVS Caremark Common Stock	CVS Caremark Corporation Common Stock	625,577,434

	7,704,636	*	EB Temporary Investment Fund II	Common Collective Trust Fund	7,704,636

			CVS Caremark Common Stock Fund Subtotal		633,282,070

	48,856,148	*	EB Temporary Investment Fund II	Common Collective Trust Fund	48,856,148

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Stable Value Fund			Separately Managed Fund

		Genworth Life and Insurance Co.	Guaranteed Investment
	2,865,666	5.05%, due 2/29/2012	Contract (“GIC”)	$2,865,666
	2,901,577	5.66%, due 5/31/2012	GIC	2,901,577
	12,035,866	5.56%, due 6/28/2013	GIC	12,035,866
	5,704,622	5.14%, due 4/30/2012	GIC	5,704,622
	9,248,317	5.15%, due 9/28/2012	GIC	9,248,317
		Hartford Life Insurance Co.
	1,921,841	5.23%, due 1/31/2012	GIC	1,921,841
	12,168,860	5.03%, due 11/30/2012	GIC	12,168,960
	5,720,277	5.55%, due 6/29/2012	GIC	5,720,277
	3,625,377	5.41%, due 10/31/2013	GIC	3,625,377
		ING Life Insurance Co.
	10,117,575	1.84%, due 5/12/2014	GIC	10,117,575
	1,792,740	4.89%, due 8/30/2013	GIC	1,792,740
	6,016,359	1.25%, due 10/11/2013	GIC	6,016,359
	1,804,684	5.11%, due 9/30/2013	GIC	1,804,684
		Jackson National Life Insurance Co.
	12,120,591	5.37%, due 12/28/2012	GIC	12,120,591
	12,003,357	5.41%, due 6/28/2013	GIC	12,003,357
		Metropolitan Life Ins. Co.
	10,069,415	1.31%, due 6/20/2014	GIC	10,069,415
	10,032,268	1.33%, due 10/3/2014	GIC	10,032,268
		New York Life Ins. Co.
	1,720,722	4.70%, due 9/28/2012	GIC	1,720,722
	1,753,464	2.73%, due 2/29/2012	GIC	1,753,464
	3,566,306	3.35%, due 7/31/2013	GIC	3,566,306
		Pacific Life Ins. Co.
	11,941,435	5.44%, due 6/28/2013	GIC	11,941,435
		Principal Life Ins. Co.
	10,016,424	1.34%, due 9/30/2014	GIC	10,016,424
		Protective Life Insurance Co.
	11,875,248	4.44%, due 7/31/2012	GIC	11,875,248
	11,924,197	4.85%, due 3/28/2013	GIC	11,924,197
	1,706,477	4.76%, due 8/31/2012	GIC	1,706,477
	1,765,505	4.55%, due 7/31/2013	GIC	1,765,505

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of				Current
Fund	shares		Identity of issue	Description	value**

Stable Value Fund				Separately Managed Fund

			Prudential Insurance Company of America
	5,742,006		5.20%, due 3/30/2012	GIC	$5,742,006
	11,853,497		4.50%, due 12/28/2012	GIC	11,853,497
	12,054,529		5.34%, due 4/30/2013	GIC	12,054,529
			Transamerica Life Insurance and Annuity
	5,965,578		5.37%, due 7/31/2012	GIC	5,965,578
	11,856,711		4.60%, due 2/28/2013	GIC	11,856,711
			United of Omaha Life Insurance Co.
	1,938,380		5.31%, due 1/31/2012	GIC	1,938,380
	10,073,008		1.35%, due 3/30/2014	GIC	10,073,008

	155,629,881		Wells Fargo Stable Value Fund D	Common Collective Trust Fund	163,100,115
	154,770,437		Putnam Stable Value Fund	Common Collective Trust Fund	158,314,680
	434,102,755	*	EB Temporary Investment Fund II	Common Collective Trust Fund	434,102,755

			Stable Value Fund Subtotal		$991,420,529

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Small Cap Value Fund		Lord Abbett and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund

	30,800	AAR CORP	Common Stock	$590,436
	8,500	ALEXANDRIA REAL ESTATE EQUITIES INC	Common Stock	586,245
	48,100	ALTERRA CAPITAL HOLDINGS LTD	Common Stock	1,136,603
	16,800	ANIXTER INTERNATIONAL INC	Common Stock	1,001,952
	21,400	APPLIED INDUSTRIAL TECHNOLOGIES INC	Common Stock	752,638
	12,300	APTARGROUP INC	Common Stock	641,691
	27,700	ASCENA RETAIL GROUP INC	Common Stock	823,244
	13,400	ATLAS AIR WORLDWIDE HOLDINGS I	Common Stock	514,962
	38,200	BEACON ROOFING SUPPLY INC	Common Stock	772,786
	61,200	BRANDYWINE REALTY TRUST	Common Stock	581,400
	15,600	BRISTOW GROUP INC	Common Stock	739,284
	22,600	C&J ENERGY SERVICES INC	Common Stock	473,018
	47,200	CABOT CORP	Common Stock	1,517,008
	14,600	CABOT MICROELECTRONICS CORP	Common Stock	689,850
	19,300	CENTENE CORP	Common Stock	764,087
	25,900	CHEESECAKE FACTORY INC/THE	Common Stock	760,165
	39,200	CHICAGO BRIDGE & IRON CO NV	Common Stock	1,481,760
	14,500	CHILDRENS PLACE RETAIL STORES	Common Stock	770,240
	21,000	CINEMARK HOLDINGS INC	Common Stock	388,290
	17,600	CITY NATIONAL CORP/CA	Common Stock	777,568
	18,000	COGNEX CORP	Common Stock	644,220
	17,600	COHERENT INC	Common Stock	919,952
	38,600	COLUMBIA BANKING SYSTEM INC	Common Stock	743,822
	10,700	COMPASS MINERALS INTERNATIONAL	Common Stock	736,695
	26,100	COMPLETE PRODUCTION SERVICES I	Common Stock	875,916
	81,900	CVB FINANCIAL CORP	Common Stock	821,457
	36,300	DIODES INC	Common Stock	773,190
	71,600	DOLE FOOD CO INC	Common Stock	619,340
	47,100	DUKE REALTY CORP	Common Stock	567,555
	21,800	ELSTER GROUP SE	Common Stock	283,400
	29,000	EMCOR GROUP INC	Common Stock	777,490
	24,100	ENTERTAINMENT PROPERTIES TRUST	Common Stock	1,053,411
	30,900	EXPRESS INC	Common Stock	616,146
	36,700	FIRST FINANCIAL BANCORP	Common Stock	610,688
	28,500	FLEETCOR TECHNOLOGIES INC	Common Stock	851,295
	17,200	FTI CONSULTING INC	Common Stock	729,624

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Small Cap Value Fund		Lord Abbett and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund

	27,400	GATX CORP	Common Stock	$1,196,284
	26,000	GAYLORD ENTERTAINMENT CO	Common Stock	627,640
	16,400	GENESCO INC	Common Stock	1,012,536
	12,200	GENESEE & WYOMING INC	Common Stock	739,076
	16,900	GREIF INC	Common Stock	769,795
	16,800	GULFMARK OFFSHORE INC	Common Stock	705,768
	10,100	HAEMONETICS CORP	Common Stock	618,322
	20,600	HEALTHSPRING INC	Common Stock	1,123,524
	54,200	HEARTLAND EXPRESS INC	Common Stock	774,518
	32,800	HEXCEL CORP	Common Stock	794,088
	14,200	HITTITE MICROWAVE CORP	Common Stock	701,196
	16,100	HUB GROUP INC	Common Stock	522,123
	16,200	IBERIABANK CORP	Common Stock	798,660
	29,600	II-VI INC	Common Stock	543,456
	17,000	INVACARE CORP	Common Stock	259,930
	31,400	JACK HENRY & ASSOCIATES INC	Common Stock	1,055,354
	16,800	JOS A BANK CLOTHIERS INC	Common Stock	819,168
	17,400	KENNAMETAL INC	Common Stock	635,448
	55,200	KEY ENERGY SERVICES INC	Common Stock	853,944
	9,600	KIRBY CORP	Common Stock	632,064
	45,000	KNIGHT TRANSPORTATION INC	Common Stock	703,800
	26,100	KOPPERS HOLDINGS INC	Common Stock	896,796
	36,300	KORN/FERRY INTERNATIONAL	Common Stock	619,278
	22,400	LITTELFUSE INC	Common Stock	962,752
	7,800	LUFKIN INDUSTRIES INC	Common Stock	525,018
	30,100	MAXIMUS INC	Common Stock	1,244,635
	13,200	MEDNAX INC	Common Stock	950,532
	19,100	MEN’S WEARHOUSE INC/THE	Common Stock	619,031
	19,000	MOOG INC	Common Stock	834,670
	18,600	NAVIGATORS GROUP INC/THE	Common Stock	886,848
	15,000	NEW JERSEY RESOURCES CORP	Common Stock	738,000
	39,300	OLIN CORP	Common Stock	772,245
	77,500	ORIENT EXPRESS HOTELS LTD CL A	Common Stock	578,925
	33,500	PACWEST BANCORP	Common Stock	634,825
	29,400	PAR PHARMACEUTICAL COS INC	Common Stock	962,262
	36,500	PAREXEL INTERNATIONAL CORP	Common Stock	757,010

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Small Cap Value Fund		Lord Abbett and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund

	45,400	PEBBLEBROOK HOTEL TRUST	Common Stock	$870,772
	42,500	PENSKE AUTOMOTIVE GROUP INC	Common Stock	818,125
	58,700	PEOPLE’S UNITED FINANCIAL INC	Common Stock	754,295
	92,300	PMC - SIERRA INC	Common Stock	508,573
	10,700	REGAL-BELOIT CORP	Common Stock	545,379
	20,800	RELIANCE STEEL & ALUMINUM CO	Common Stock	1,012,752
	22,200	RENT-A-CENTER INC/TX	Common Stock	821,400
	13,900	ROGERS CORP	Common Stock	512,354
	53,900	RSC HOLDINGS INC	Common Stock	997,150
	21,600	RTI INTERNATIONAL METALS INC	Common Stock	501,336
	23,200	RYDER SYSTEM INC	Common Stock	1,232,848
	24,100	SANCHEZ ENERGY CORP	Common Stock	415,966
	84,204	SANDRIDGE ENERGY INC	Common Stock	687,105
	33,200	SCANSOURCE INC	Common Stock	1,195,200
	14,900	SIGNATURE BANK/NEW YORK NY	Common Stock	893,851
	17,800	SILGAN HOLDINGS INC	Common Stock	687,792
	20,000	SILICON LABORATORIES INC	Common Stock	868,400
	17,500	STIFEL FINANCIAL CORP	Common Stock	560,875
	27,000	SUPERIOR ENERGY SERVICES INC	Common Stock	767,880
	82,700	SUSQUEHANNA BANCSHARES INC	Common Stock	693,026
	13,800	SVB FINANCIAL GROUP	Common Stock	658,122
	29,100	TAL INTERNATIONAL GROUP INC	Common Stock	837,789
	57,800	TERADYNE INC	Common Stock	787,814
	29,300	TEXAS CAPITAL BANCSHARES INC	Common Stock	896,873
	37,700	TITAN INTERNATIONAL INC	Common Stock	733,642
	37,600	TRIMAS CORP	Common Stock	674,920
	43,100	TRUEBLUE INC	Common Stock	598,228
	3,200	UNITED NATURAL FOODS INC	Common Stock	128,032
	27,900	VALIDUS HOLDINGS LTD COM SHS	Common Stock	878,850
	15,800	WABCO HOLDINGS INC	Common Stock	685,720
	21,900	WASHINGTON FEDERAL INC	Common Stock	306,381
	7,900	WATTS WATER TECHNOLOGIES INC	Common Stock	270,259
	23,100	WEINGARTEN REALTY INVESTORS	Common Stock	504,042
	22,500	WERNER ENTERPRISES INC	Common Stock	542,250
	14,300	WESCO INTERNATIONAL INC	Common Stock	758,043
	5,309,353	DFA US TARGETED VALUE I FUND	Mutual Fund	81,445,481

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of				Current
Fund	shares		Identity of issue	Description	value**

Small Cap Value Fund			Lord Abbett and Dimensional Fund Advisor Small Cap Value Fund	Separately Managed Fund

			Cash	Cash	6,975
		*	EB Temporary Investment Fund II	Common Collective Trust Fund	3,012,564

			Small Cap Value Fund Subtotal		$164,328,013

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Growth & Income Fund		J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund

	645,000	AES CORP/THE	Common Stock	$7,636,800
	224,200	ALTRIA GROUP INC	Common Stock	6,647,530
	27,800	AMERICAN EXPRESS CO	Common Stock	1,311,326
	15,700	AMERIPRISE FINANCIAL INC	Common Stock	779,348
	37,800	ANNALY CAPITAL MANAGEMENT INC	Common Stock	603,288
	34,300	APPLIED MATERIALS INC	Common Stock	367,353
	44,000	AT&T INC	Common Stock	1,330,560
	621,900	BANK OF AMERICA CORP	Common Stock	3,457,764
	97,900	BAXTER INTERNATIONAL INC	Common Stock	4,844,092
	39,800	BP PLC	Common Stock	1,701,052
	212,000	BRISTOL-MYERS SQUIBB CO	Common Stock	7,470,880
	61,300	CAPITAL ONE FINANCIAL CORP	Common Stock	2,592,377
	22,800	CARDINAL HEALTH INC	Common Stock	925,908
	43,100	CARNIVAL CORP	Common Stock	1,406,784
	47,900	CENTERPOINT ENERGY INC	Common Stock	962,311
	55,900	CHEVRON CORP	Common Stock	5,947,760
	10,300	CHUBB CORP	Common Stock	712,966
	22,200	CIGNA CORPORATION COM	Common Stock	932,400
	32,850	CITIGROUP INC	Common Stock	864,284
	112,300	CONOCOPHILLIPS	Common Stock	8,183,301
	24,200	CORNING INC	Common Stock	314,116
	63,000	COSTCO WHOLESALE CORP	Common Stock	5,249,160
	40,400	COVENTRY HEALTH CARE INC	Common Stock	1,226,948
	293,000	CSX CORP	Common Stock	6,170,580
	36,800	CVS CAREMARK CORP	Common Stock	1,500,704
	54,300	DISCOVER FINANCIAL SERVICES	Common Stock	1,303,200
	7,500	DUN & BRADSTREET CORP	Common Stock	561,225
	21,600	EATON CORP	Common Stock	940,248
	116,000	EI DU PONT DE NEMOURS & CO	Common Stock	5,310,480
	15,700	EMERSON ELECTRIC CO	Common Stock	731,463
	8,200	ESSEX PROPERTY TRUST INC	Common Stock	1,152,182
	14,700	EXELIS INC	Common Stock	133,035
	84,400	FIFTH THIRD BANCORP	Common Stock	1,073,568
	232,500	GAP INC/THE	Common Stock	4,312,875
	70,500	GENERAL DYNAMICS CORP	Common Stock	4,681,905

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Growth & Income Fund		J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund

	67,400	GENERAL ELECTRIC CO	Common Stock	$1,207,134
	63,200	GENERAL MILLS INC	Common Stock	2,553,912
	37,500	HANESBRANDS INC	Common Stock	819,750
	133,900	HONEYWELL INTERNATIONAL INC	Common Stock	7,277,465
	105,000	HUMANA INC	Common Stock	9,199,050
	28,300	ILLINOIS TOOL WORKS INC	Common Stock	1,321,893
	7,300	INTERNATIONAL BUSINESS MACHINE	Common Stock	1,342,324
	75,200	INTERNATIONAL GAME TECHNOLOGY	Common Stock	1,293,440
	7,350	ITT CORP	Common Stock	142,076
	145,000	JC PENNEY CO INC	Common Stock	5,096,750
	23,900	JOHNSON & JOHNSON	Common Stock	1,567,362
	163,700	JPMORGAN CHASE & CO	Common Stock	5,443,025
	145,000	JUNIPER NETWORKS INC	Common Stock	2,959,450
	22,400	L-3 COMMUNICATIONS HOLDINGS INC	Common Stock	1,493,632
	10,300	LORILLARD INC	Common Stock	1,174,200
	184,000	LOWE’S COS INC	Common Stock	4,669,920
	161,000	MARATHON OIL CORP	Common Stock	4,712,470
	62,500	MARATHON PETROLEUM CORP	Common Stock	2,080,625
	81,600	MASCO CORP	Common Stock	855,168
	39,300	MEDTRONIC INC	Common Stock	1,503,225
	116,000	METLIFE INC	Common Stock	3,616,880
	29,900	MICROCHIP TECHNOLOGY INC	Common Stock	1,095,237
	46,400	MICROSOFT CORP	Common Stock	1,204,544
	47,500	MOLEX INC	Common Stock	1,133,350
	120,000	MORGAN STANLEY	Common Stock	1,815,600
	17,200	MURPHY OIL CORP	Common Stock	958,728
	63,500	NEW YORK COMMUNITY BANCORP INC	Common Stock	785,495
	21,100	NEWELL RUBBERMAID INC	Common Stock	340,765
	115,000	NORDSTROM INC	Common Stock	5,716,650
	16,900	OCCIDENTAL PETROLEUM CORP	Common Stock	1,583,530
	36,800	OMNICARE INC	Common Stock	1,267,760
	7,100	ONEOK INC	Common Stock	615,499
	83,822	PFIZER INC	Common Stock	1,813,908
	112,800	PHILIP MORRIS INTERNATIONAL INC	Common Stock	8,852,544
	18,100	PINNACLE WEST CAPITAL CORP	Common Stock	872,058

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Growth & Income Fund		J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund

	31,800	PNC FINANCIAL SERVICES GROUP INC	Common Stock	$1,833,906
	38,800	PRAXAIR INC	Common Stock	4,147,720
	96,000	PRUDENTIAL FINANCIAL INC	Common Stock	4,811,520
	24,800	RAYTHEON CO	Common Stock	1,199,824
	18,900	RENT-A-CENTER INC/TX	Common Stock	699,300
	27,600	REYNOLDS AMERICAN INC	Common Stock	1,143,192
	37,500	ROYAL CARIBBEAN CRUISES LTD	Common Stock	928,875
	11,100	ROYAL DUTCH SHELL PLC	Common Stock	811,299
	15,900	SANOFI	Common Stock	580,986
	34,400	SEADRILL LIMITED SHS	Common Stock	1,141,392
	31,600	SERVICE CORP INTERNATIONAL/US INC	Common Stock	336,540
	48,000	SHERWIN-WILLIAMS CO/THE	Common Stock	4,284,960
	150,300	SLM CORP	Common Stock	2,014,020
	26,400	SONOCO PRODUCTS CO	Common Stock	870,144
	41,700	SPECTRA ENERGY CORP	Common Stock	1,282,275
	12,200	SPX CORP	Common Stock	735,294
	42,500	STANLEY BLACK & DECKER INC	Common Stock	2,873,000
	17,100	STATE STREET CORP	Common Stock	689,301
	9,700	TARGET CORP	Common Stock	496,834
	11,800	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock	476,248
	42,600	TEXAS INSTRUMENTS INC	Common Stock	1,240,086
	9,000	TRAVELERS COS INC/THE	Common Stock	532,530
	12,200	TYCO INTERNATIONAL LTD SHS	Common Stock	569,862
	385,000	TYSON FOODS INC	Common Stock	7,946,400
	67,000	UNION PACIFIC CORP	Common Stock	7,097,980
	67,500	UNITED TECHNOLOGIES CORP	Common Stock	4,933,575
	39,500	UNITEDHEALTH GROUP INC	Common Stock	2,001,860
	250,000	UNUM GROUP	Common Stock	5,267,500
	223,000	US BANCORP	Common Stock	6,032,150
	193,000	VALERO ENERGY CORP	Common Stock	4,062,650
	15,600	VERIZON COMMUNICATIONS INC	Common Stock	625,872
	18,200	VODAFONE GROUP PLC	Common Stock	510,146
	30,700	WALGREEN CO	Common Stock	1,014,942
	24,400	WELLPOINT INC	Common Stock	1,616,500
	230,600	WELLS FARGO & CO	Common Stock	6,355,336

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of				Current
Fund	shares		Identity of issue	Description	value**

Growth & Income Fund			J&W Seligman, Mellon Capital Management Growth & Income Fund, and Barrow, Hanley, Mewhinney & Strauss	Separately Managed Fund

	43,200		WESTERN UNION CO/THE	Common Stock	$788,832
	214,000		WILLIAMS COS INC/THE	Common Stock	7,066,280
	31,200		WILLIS GROUP HOLDINGS PUBLIC	Common Stock	1,210,560
	34,300		XCEL ENERGY INC	Common Stock	948,052
	91,200		XEROX CORP	Common Stock	725,952
	46,300		XL GROUP PLC	Common Stock	915,351
	14,700		XYLEM INC/NY	Common Stock	377,643
	673,617		Mellon Capital Management Large Cap Value Stock Fund	Common Collective Trust Fund	87,886,177
	806,923	*	EB Temporary Investment Fund II	Common Collective Trust Fund	806,923

			Growth & Income Fund Subtotal		$363,614,981

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of			Current
Fund	shares	Identity of issue	Description	value**

Large Cap Growth Fund		Columbus Circle Core Equity Fund	Separately Managed Fund

	111,917	ACCENTURE PLC IRELAND SHS CL A	Common Stock	$5,957,342
	25,000	ALEXION PHARMACEUTICALS INC	Common Stock	1,787,500
	85,331	ALLERGAN INC/UNITED STATES	Common Stock	7,486,942
	40,226	AMAZON.COM INC	Common Stock	6,963,121
	133,922	AMERICAN EXPRESS CO	Common Stock	6,317,101
	56,456	APACHE CORP	Common Stock	5,113,784
	45,248	APPLE INC	Common Stock	18,325,440
	61,457	AVAGO TECHNOLOGIES LTD SHS	Common Stock	1,773,649
	106,607	BED BATH & BEYOND INC	Common Stock	6,180,008
	12,868	BIOGEN IDEC INC	Common Stock	1,416,123
	76,206	CABOT OIL & GAS CORP	Common Stock	5,784,035
	73,158	CAPITAL ONE FINANCIAL CORP	Common Stock	3,093,852
	99,769	CATERPILLAR INC	Common Stock	9,039,071
	113,211	COCA-COLA CO/THE	Common Stock	7,921,374
	81,779	COGNIZANT TECHNOLOGY SOLUTIONS	Common Stock	5,259,207
	43,033	CUMMINS INC	Common Stock	3,787,765
	90,687	DEERE & CO	Common Stock	7,014,639
	72,089	DIRECTV	Common Stock	3,082,526
	248,745	DISCOVER FINANCIAL SERVICES	Common Stock	5,969,880
	103,553	EBAY INC	Common Stock	3,140,762
	143,381	ELECTRONIC ARTS INC	Common Stock	2,953,649
	90,934	ENSCO PLC	Common Stock	4,266,623
	46,640	ESTEE LAUDER COS INC/THE	Common Stock	5,238,605
	59,344	FEDEX CORP	Common Stock	4,955,817
	734,858	FORD MOTOR CO	Common Stock	7,907,072
	84,734	GILEAD SCIENCES INC	Common Stock	3,468,163
	9,875	GOOGLE INC	Common Stock	6,378,262
	59,522	HERSHEY CO/THE	Common Stock	3,677,269
	186,096	HOME DEPOT INC	Common Stock	7,823,476
	176,338	LAS VEGAS SANDS CORP	Common Stock	7,534,923
	84,336	LTD BRANDS INC	Common Stock	3,402,958
	28,885	MASTERCARD INC	Common Stock	10,768,906
	68,839	MCDONALD’S CORP	Common Stock	6,906,617
	3,083	MICHAEL KORS HOLDINGS LTD	Common Stock	84,012
	73,084	MONSANTO CO	Common Stock	5,120,996

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN

OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Plan Number: 017

EIN 05-0494040

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2011

	Par value/
	number of				Current
Fund	shares		Identity of issue	Description	value**

Large Cap Growth Fund			Columbus Circle Core Equity Fund	Separately Managed Fund

	89,912		NATIONAL OILWELL VARCO INC	Common Stock	$6,113,117
	79,396		NETAPP INC	Common Stock	2,879,693
	66,752		NIKE INC	Common Stock	6,432,890
	48,015		OCCIDENTAL PETROLEUM CORP	Common Stock	4,499,005
	179,907		ORACLE CORP	Common Stock	4,614,615
	380,855		PFIZER INC	Common Stock	8,241,702
	86,726		POTASH CORP OF SASKATCHEWAN	Common Stock	3,580,049
	12,935		PRICELINE.COM INC	Common Stock	6,049,829
	211,287		QUALCOMM INC	Common Stock	11,557,399
	83,921		RIVERBED TECHNOLOGY INC	Common Stock	1,972,143
	44,109		SALESFORCE.COM INC	Common Stock	4,475,299
	74,532		SANDISK CORP	Common Stock	3,667,720
	225,825		STARBUCKS CORP	Common Stock	10,390,208
	57,352		TERADATA CORP	Common Stock	2,782,145
	20,000		TRACTOR SUPPLY CO	Common Stock	1,403,000
	18,400		ULTA SALON COSMETICS & FRAGRANCE	Common Stock	1,194,528
	43,611		VALEANT PHARMACEUTICALS INTERNATIONAL INC	Common Stock	2,036,198
	76,432		VISA INC	Common Stock	7,760,141
	33,555		VMWARE INC	Common Stock	2,791,440
	115,103		WATSON PHARMACEUTICALS INC	Common Stock	6,945,315
	97,379		WHOLE FOODS MARKET INC	Common Stock	6,775,631
	12,380		ZYNGA INC	Common Stock	116,496
	9,522,346	*	EB Temporary Investment Fund II	Common Collective Trust Fund	9,522,346
			Large Cap Growth Fund Subtotal		$311,702,378

		*	Notes receivable from participants	Prime plus 1% at loan request date	140,201,458
			Total Assets Held in the Plan		$4,837,917,567

*Party-in-interest

**Represents fair value for all investments with the exception of GICs where current value represents contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CAREMARK CORPORATION AND AFFILIATED COMPANIES

Date: June 22, 2012	By	/s/ David M. Denton
David M. Denton
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Ernst & Young LLP